FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 8, 2004

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated December 4, 2003

2.	Press release dated December 5, 2003

3.	Press release dated December 15, 2003

4.	Press release dated December 15, 2003

5.	Press release dated December 15, 2003

6.	Press release dated December 23, 2003

7.	Press release dated December 30, 2003

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2004

REGUS PLC. By: /s/ Tim Regan Name: Tim Regan Title: Company Secretary

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of the Company’s bankruptcy proceedings in the United States, the impact of heightened competition, changes in the Company’s strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rate, changes in the political, regulatory or fiscal regime in Regus’s area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus’s financial condition, results of operation and liquidity, see “Risk Factors” and “Operating Results” of the Company’s Annual Report on Form 20-F.

Item 1

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Regus Group plc

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, IRELAND, CANADA, FRANCE, NEW ZEALAND, SOUTH AFRICA OR SWITZERLAND

REGUS ANNOUNCES THAT PROVISIONAL ALLOTMENT LETTERS (“PALs”) IN RESPECT OF THE RIGHTS ISSUE ARE TO BE POSTED TODAY

The board of Regus Group plc announces that all the conditions that needed to be satisfied prior to the posting of the PALs in respect of entitlements to new shares in Regus Group plc to be issued pursuant to the Rights Issue have been satisfied, and that today, PALs will be posted to qualifying shareholders (other than certain overseas shareholders) who hold their shares in certificated form. It is expected that nil paid rights will be credited to the stock accounts of qualifying CREST shareholders (other than certain overseas shareholders) as soon as practicable after 8.00 a.m. on 5 December 2003.

It is expected that admission of the new Regus Group plc shares to the Official List of the UK Listing Authority, nil paid, will become effective and that trading on the London Stock Exchange in the new Regus Group plc shares, nil paid, will commence at 8.00 a.m. on 5 December 2003.

The latest time and date for acceptance and payment in full for new Regus Group plc shares pursuant to the Rights Issue is 9.30 a.m. on 29 December 2003.

Enquiries

Regus Group plc Stephen Jolly, Group Communications Director	01932 895138

KBC Peel Hunt Ltd David Davies/Julian Blunt	020 7418 8900

Financial Dynamics Richard Mountain/David Yates	020 7269 7291

Definitions used in the Regus Group plc prospectus dated 13 November 2003 (the “Prospectus”) shall have the same meanings when used in this announcement, unless the context requires otherwise. This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, the Nil Paid Rights, the Fully Paid Rights or the Shares (the “Securities”). Any purchase of, or application for, Securities in the Rights Issue should only be made on the basis of information contained in the Prospectus and any supplement thereto.

These materials are not an offer for sale of the Securities in the United States of America. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered, sold, taken up, renounced or delivered, subject to certain limited exemptions, within the United States of America. The Securities will not qualify for distribution under any of the relevant securities laws of the Excluded Territories. Accordingly, subject to certain exceptions, the Securities may not be offered, sold, delivered, renounced or transferred, directly or indirectly, in or into the Excluded Territories. There is no public offer of the Securities in the United States of America.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Certain statements made on or contained in this announcement may constitute “forward-looking statements”. These statements, which reflect Regus Group’s beliefs and expectations, are subject to risks and uncertainties that may cause actual results or events to differ materially from those reflected or contemplated in such forward-looking statements.

KBC Peel Hunt Ltd is acting exclusively for Regus Group plc and no-one else in connection with the Rights Issue and will not be responsible to anyone other than Regus Group plc for providing the protections afforded to clients of KBC Peel Hunt Ltd or for providing advice in relation to the Rights Issue or any matters referred to herein.

The address of KBC Peel Hunt Ltd is 111 Old Broad Street, London EC2 1PH.
Date of notification: 4th December 2003

Item 2

Regus Group plc
5th December 2003

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Director Shareholding

On 5 December 2003, the Company was notified that Rudolf Lobo, Executive Director, had exercised his option over 177,542 shares in Regus Group plc at £0.05 per share and subsequently sold such shares at a price of £0.467 per share.

Following this sale, Mr Lobo continues to hold 127,098 ordinary shares in the Company

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 5th December 2003

Item 3

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings Regus Group plc

On 15th December 2003 we received notification in accordance with the Companies Act of the following:

HSBC Trustee (Jersey) Limited has an interest in and is the registered holder of 13,140,000 ordinary shares of Regus Group plc as at 9th December 2003, being 2.23% of the issued share capital of Regus Group plc.

Notes:
The total issued share capital of Regus Group is 589,460,162 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 15th December 2003

Item 4

Regus Group plc

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Director Shareholding

On 15 December 2003, the Company was notified that Rudolf Lobo, Executive Director, had exercised his option over 5,000,000 shares in Regus Group plc at £0.0039 per share and subsequently had sold such shares at an average price of £0.5555 per share.

Following this sale, Mr Lobo continues to hold 127,098 ordinary shares in the Company, together with an option over a further 6,570,000 ordinary shares with an exercise price of £0.0039.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 15th December 2003

Item 5

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings Regus Group plc

On 15th December 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in and is the registered holder of 79,290,000 ordinary shares of Regus Group plc as at 9th December 2003, being 13.45% of the issued share capital of Regus Group plc.

Of the 79,290,000 shares disclosed above, 58,500,000 are held by Cantor Fitzgerald Europe as nominee for Electronic Screen Brokerage Exchange Limited. Electronic Screen Brokerage Limited has a secured funding arrangement with ICE SAS and the shares form part of the security for the funding. Electronic Screen Brokerage Exchange Limited therefore also has a disclosable interest in the 58,500,000 shares (being 9.92% of the issued share capital of Regus Group plc).

In addition, Cantor Fitzgerald Europe has an interest in 3,850,066 new Regus Group plc shares, nil paid as at 9th December 2003.

Notes:
The total issued share capital of Regus Group plc is 589,460,162 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 15th December 2003

Item 6

NOTIFICATION OF ISSUE OF EQUITY

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings Regus Group plc

On 23rd December 2003, the Company issued 2,500,000 ordinary shares to Leonardo, L.P. in full satisfaction of its warrants to subscribe for ordinary shares at five pence per share.

These warrants were originally issued on 14 February 2002 by Regus plc in conjunction with the issue on the same date of a £40 million convertible debenture. The outstanding warrants were reissued by Regus Group plc on 16th December 2003 following the Scheme of Arrangement.

No warrants remain outstanding.

Notes:
The total issued share capital of Regus plc is now 591,960,162 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 23rd December 2003

Item 7

NOTIFICATION OF DIRECTOR SHAREHOLDING

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Regus Group plc

Mr J W Matthews, Chairman of Regus Group plc, and his wife Mrs L M Matthews, have elected to take up their rights to purchase the following amount of ordinary shares in the Company at 28 pence per share, pursuant to the Rights Issue which closed on 29th December 2003:

Mr J W Matthews - 84,559

Mrs L M Matthews - 35,344

This subscription has increased their aggregate shareholding in the company to 479,617 ordinary shares as at 30th December 2003.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 30th December 2003